FEE WAIVER AND EXPENSE REIMBURSEMENT AGREEMENT

THIS FEE WAIVER AND EXPENSE REIMBURSEMENT AGREEMENT, dated as of August 21, 2013 (the “Agreement”), is made by and between BABSON CAPITAL MANAGEMENT LLC (the “Manager”), a Delaware limited liability corporation, and Babson Capital Funds Trust (the “Trust”), a Massachusetts business trust, on its own behalf and on behalf of each of its series listed on Schedule A hereto, as it may be amended from time to time (each a “Fund” and, collectively, the “Funds”).

WHEREAS, the Manager has been appointed the investment adviser of each of the Funds pursuant to an Investment Management Agreement between the Trust, on behalf of the Funds, and the Manager (the “Investment Management Agreement”);

WHEREAS, the Manager and the Trust, on behalf of itself and the Funds, have determined that it is appropriate and in the best interests of the Funds and their shareholders to maintain the expenses of the Funds at levels below the levels to which the Funds would otherwise be subject;

WHEREAS, the Manager desires to waive all or a portion of its fees and/or reimburse all or a portion of the expenses of the Funds under the Investment Management Agreement, as may from time to time be necessary as provided herein; and

WHEREAS, shareholders of the Funds will benefit from the ongoing waivers and/or reimbursements by incurring lower operating expenses that they would absent such waivers and/or reimbursements.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein contained, the parties hereto agree as follows:

SECTION 1. Fee Waiver and/or Expense Reimbursement. With respect to each Fund, the Manager agrees to waive fees payable to it pursuant to the Investment Management Agreement and/or reimburse operating expenses for the Fund in an amount sufficient to keep the total annual operating expenses for each class of shares of the Funds at the levels set forth in Schedule A (“Maximum Permitted Rate”).

SECTION 2. Repayment. The Trust, in turn, agrees that, subject to the limitations set forth in this paragraph, it will repay to Manager the fees waived and/or expenses reimbursed hereunder. Each such repayment shall be made only out of the assets of the Fund for which the applicable fee waiver/expense reimbursement was made. Repayments with respect to a Fund must be limited to amounts that do not cause the total annual operating expenses of the Fund (exclusive of distribution and service (12b-1) fees, interest expenses, taxes, fees incurred in acquiring and disposing of portfolio securities, extraordinary expenses and such other expenses as the Fund’s Board of Trustees may specifically approve) attributable to a share class during the year in which such repayment is made to exceed the applicable Maximum Permitted Rate. A repayment shall be payable only to the extent it can be made within thirty-six months after the date on which the Manager waived fees or reimbursed the applicable Fund for its operating expenses under the Agreement.

SECTION 3. Reliance on this Agreement. The Manager understands and intends that the Trust will rely on this Agreement (i) in preparing and filing its Registration Statement on Form N-1A and amendments thereto with the Securities and Exchange Commission, (ii) in accruing the expenses of the Funds for purposes of calculating net asset value and otherwise and (iii) for certain other purposes, and the Manager expressly permits the Trust to do so.

SECTION 4. Assets of Relevant Fund. The Manager understands that it shall look only to the assets of the relevant Fund for performance of this Agreement and for payment of any claim the Manager may have hereunder, and neither any other series of the Trust nor any of the Trust’s trustees, officers, employees, agents or shareholders, whether past, present or future, shall be personally liable therefor.

SECTION 5. Amendments. This Agreement may be amended or modified by mutual consent of the Manager and the Board of Trustees of the Trust at any time prior to the expiration date of the Agreement.

SECTION 6. Term. This Agreement shall be effective from the date hereof until August 21, 2014 and shall remain effective for each twelve (12) month period thereafter unless (i) the Manager provides written notice of termination prior to the start of such term or (ii) it or the Investment Management Agreement is terminated.

SECTION 7. Parties. Notice is hereby given, and it is expressly agreed, that the obligations under this Agreement of any such Fund shall not be binding upon any of the trustees, shareholders, nominees, officers, agents or employees of such Fund personally, but bind only the trust property of such Fund. In the case of each Fund, the execution and delivery of this Agreement on its behalf has been duly authorized by its trustees, and signed by an authorized officer, in each case acting in such capacity and not individually, and neither such authorization by the trustees nor such execution and delivery shall be deemed to have been made by any of them individually, but shall only bind each Fund the trust property of each Fund.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers designated below on the day and year first above written.

BABSON CAPITAL FUNDS TRUST

By:	/s/ Anthony J. Sciacca
Name:	Anthony J. Sciacca
Title:	President and Chief Executive Officer

BABSON CAPITAL MANAGEMENT LLC

By:	/s/ Russell D. Morrison
Name:	Russell D. Morrison
Title:	Managing Director

Schedule A

Fund	Total Annual Operating Expense Limit (as a percentage of average daily net assets)

Babson Global Floating Rate Fund	Class A: 0.80 Class C: 0.80 Class Y: 0.75 Class I: 0.75	% % % %

Babson Global Credit Income Opportunities Fund	Class A: 0.95 Class C: 0.95 Class Y: 0.95 Class I: 0.95	% % % %

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